Zentek Ltd.

Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2025 and 2024

(Unaudited)

(Expressed in Canadian Dollars)

ZENTEK LTD.

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in Canadian Dollars)	As at December 31, 2025 $	As at March 31, 2025 $

ASSETS

Current assets
Cash and cash equivalents [note 12]	1,801,175	121,481
Accounts and other receivables - net [note 3]	445,287	1,202,745
Inventories [note 4]	838,428	887,509
Prepaids and deposits	234,781	278,051
Property held for sale - net	-	1,878,107
Total current assets	3,319,671	4,367,893

Non-current assets
Inventories [note 4]	1,285,351	1,294,339
Property and equipment - net [note 5]	4,798,374	5,278,882
Exploration and evaluation assets [note 6]	7,980,528	7,455,071
Total non-current assets	14,064,253	14,028,292
Total assets	17,383,924	18,396,185

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 7]	3,142,096	2,966,264
Current portion of lease liability [note 8]	189,588	171,990
Current portion of long-term debt [note 9]	-	346,747
Total current liabilities	3,331,684	3,485,001

Non-current liabilities
Lease liability [note 8]	17,338	161,737
Convertible debentures [note 10]	1,694,214	-
Total non-current liabilities	1,711,552	161,737
Total liabilities	5,043,236	3,646,738

SHAREHOLDERS' EQUITY
Share capital [note 11(a)]	91,852,517	89,477,168
Warrants [note 11(b)]	600,283	89,737
Share-based payment reserve [note 11(c)]	6,604,750	8,563,163
Restricted stock units [note 11(d)]	68,397	-
Shares to be issued [note 6(a)]	472,500	472,500
Convertible debentures reserve [note 10]	439,331	-
Deficit	(87,697,090)	(83,853,121)
Total shareholders' equity	12,340,688	14,749,447
Total shareholders' equity and liabilities	17,383,924	18,396,185
Nature of Business and Going Concern [note 1]
Commitments and Contingencies [note 14]

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements were authorised for issue by the Board of Directors on February 17, 2026.
Approved on behalf of the Board of Directors:

"Eric Wallman"	, Director

"John Snisarenko"	, Director

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three Months Ended December 31,	Three Months Ended December 31,	Nine Months Ended December 31,	Nine Months Ended December 31,
(Stated in Canadian Dollars)	2025 $	2024 $	2025 $	2024 $

REVENUE
Net sales	65,280	37,718	129,281	58,899

COST OF SALES	90,188	155,464	124,014	388,384

GROSS MARGIN (LOSS)	(24,908)	(117,746)	5,267	(329,485)

EXPENSES
Accretion expense	31,239	-	84,939	-
Depreciation and amortisation [note 5]	130,124	153,804	399,549	460,768
Consulting fees	14,355	47,026	20,880	122,001
Directors fees [note 13]	63,126	63,125	185,624	189,375
Insurance	77,397	80,862	233,997	277,302
Investor relations and promotion	46,013	39,527	118,785	78,394
Listing and filing fees	24,063	41,698	168,309	178,365
Office expenses	23,565	25,472	69,366	81,434
Professional fees	317,484	657,024	1,093,930	1,360,838
Rent	98,310	85,573	279,260	234,456
Research and development	744,623	165,605	1,153,326	262,349
Salaries and benefits [note 13]	589,715	724,783	2,225,232	2,349,561
Share-based compensation [notes 11(c), 11(d) and 13]	530,582	258,017	721,447	1,250,254
Supplies and materials	2,299	2,245	13,033	24,122
Travel	28,997	67,929	108,119	121,930
Other expenses [note 17]	67,058	72,028	214,274	183,300
	2,788,950	2,484,718	7,090,070	7,174,449

Loss before other income (expenses)	(2,813,858)	(2,602,464)	(7,084,803)	(7,503,934)

Interest income	6,820	24,803	33,235	98,056
Interest expense	(34,944)	(22,709)	(106,743)	(272,742)
Gain (loss) on disposal of property and equipment [note 5]	(69,525)	-	405,851	-
Other income (expense)	38,517	(1,399)	39,694	(521,367)
Government grants [note 16]	384,838	-	471,076	-
Total other income (expense)	325,706	695	843,113	(696,053)

Net loss and comprehensive loss for the period	(2,488,152)	(2,601,769)	(6,241,690)	(8,199,987)

Basic and diluted net loss per share [note 15]	(0.02)	(0.02)	(0.06)	(0.08)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in Canadian Dollars)	Number of Shares	Share Capital $	Warrants $	Share-Based Payment Reserve $	Restricted Stock Units $	Shares to be Issued $	Convertible Debentures Reserve $	Deficit $	Total Shareholders' Equity $

Balance as at March 31, 2024	100,819,577	86,105,945	-	10,216,329	-	472,500	-	(76,621,563)	20,173,211
Issuance of units [note 11(a)]	2,361,500	2,980,213	89,737	-	-	-	-	-	3,069,950
Unit issue costs	-	(73,624)	-	-	-	-	-	-	(73,624)
Stock options exercised [note 11(a)]	1,027,465	354,000	-	(234,000)	-	-	-	-	120,000
Stock options expired [note 11(c)]	-	-	-	(2,273,950)	-	-	-	2,273,950	-
Shares purchased for cancellation [note 11(a)]	(102,900)	(142,866)	-	-	-	-	-	-	(142,866)
Recognition of share-based compensation [note 11(c)]	-	-	-	1,250,254	-	-	-	-	1,250,254
Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	(8,199,987)	(8,199,987)
Balance as at December 31, 2024	104,105,642	89,223,668	89,737	8,958,633	-	472,500	-	(82,547,600)	16,196,938

Balance as at March 31, 2025	104,390,928	89,477,168	89,737	8,563,163	-	472,500	-	(83,853,121)	14,749,447
Issuance of convertible debentures [note 10]	-	-	-	-	-	-	439,331	-	439,331
Issuance of shares [note 11(a)]	225,154	250,596	-	-	-	-	-	-	250,596
Issuance of units [note 11(a)]	2,338,893	1,938,385	528,113	-	-	-	-	-	2,466,498
Unit issue costs	-	(67,374)	(17,567)	-	-	-	-	-	(84,941)
Issuance of restricted stock units [note 11(d)]	-	-	-	-	68,397	-	-	-	68,397
Stock options exercised [note 11(a)]	410,633	253,742	-	(213,742)	-	-	-	-	40,000
Stock options expired [note 11(c)]	-	-	-	(2,397,721)	-	-	-	2,397,721	-
Recognition of share-based compensation [note 11(c)]	-	-	-	653,050	-	-	-	-	653,050
Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	(6,241,690)	(6,241,690)
Balance as at December 31, 2025	107,365,608	91,852,517	600,283	6,604,750	68,397	472,500	439,331	(87,697,090)	12,340,688

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended December 31,	Nine Months Ended December 31,
(Stated in Canadian Dollars)	2025 $	2024 $

OPERATING ACTIVITIES
Loss for the period	(6,241,690)	(8,199,987)
Items not affecting cash
Accretion expense	84,939	-
Convertible debenture accrued interest	72,603	-
Depreciation and amortisation [note 5]	399,549	460,768
Gain on disposal of property and equipment	(405,851)	-
Share-based compensation [note 11(c) and 11(d)]	721,447	1,250,254
Change in valuation allowance on inventory [note 4]	(102,000)	303,337
Net change in non-cash working capital balances [note 12]	1,136,629	1,185,747
Cash flows used in operating activities	(4,334,374)	(4,999,881)

INVESTING ACTIVITIES
Loan receivable advanced	-	(2,587)
Loan receivable repayment	-	545,850
Mineral exploration and evaluation expenditures capitalised	(525,457)	(93,817)
Proceeds on sale of property	2,366,936	-
Purchase of property and equipment [note 5]	(2,020)	(1,397)
Cash flows from investing activities	1,839,459	448,049

FINANCING ACTIVITIES
Payments on lease liability [note 8]	(126,800)	(111,338)
Payments on long-term debt [note 9]	(346,747)	(371,610)
Net proceeds from convertible debentures issued [note 10]	1,976,003	-
Proceeds from stock options exercised [note 11(a)]	40,000	120,000
Shares issued [note 11(a)]	250,596	-
Shares purchased for cancellation [note 11(a)]	-	(142,866)
Units issued [note 11(a)]	2,466,498	3,069,950
Unit issue costs	(84,941)	(48,994)
Cash flows from financing activities	4,174,609	2,515,142

Change in cash and cash equivalents during the period	1,679,694	(2,036,690)
Cash and cash equivalents, beginning of period	121,481	3,521,420
Cash and cash equivalents, end of period	1,801,175	1,484,730

Supplementary disclosures - see note 12

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

1. NATURE OF BUSINESS AND GOING CONCERN

Zentek Ltd. (the "Company") was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and Albany graphite. The address of the Company's executive office is 24 Corporate Court, Guelph, Ontario, N1G 5G5, Canada.

The Company is an emerging high-tech nano-graphite and graphene materials company based in Guelph, Ontario, Canada. The current focus is to bring to market innovative products including surgical masks and HVAC filters with the Company's ZenGUARDTM coating, Rapid Detection Point of Care diagnostics tests and continue to develop potential pharmaceutical products based on its patent-pending graphene-based compound.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, social licensing requirements and non-compliance with regulatory requirements. The Company's assets may also be subject to increases in taxes and royalties, renegotiation of contracts, and political uncertainty.

The Company's operating segments are organized into the following reportable segments:

- Intellectual Property Development - Includes manufacturing and distribution of graphene related products.

- Biotech - Includes service revenue generated through aptamer technology.

- Albany Project - Includes the exploration and evaluation asset and mineral exploration activities.

- Unallocated Corporate Costs - Includes corporate activities and certain unallocated costs.

During the year ended March 31, 2025, the Company adopted segment reporting as a result of revenue being recognized in an additional segment. The comparative figures have been restated to reflect the change in segment reporting.

These unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended December 31, 2025 were approved and authorised for issue by the Board of Directors on February 17, 2026.

The technology industry presents a high degree of risk and there can be no assurance that the Company's research and development will result in profitable operations. The Company's ability to meet its obligations arising from normal business operations, continue its research and development, and generate future profits is dependent upon its ability to obtain necessary financing. While the Company has been successful at raising funds in the past, there can be no assurance that it will be able to do so in the future. These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

1. NATURE OF BUSINESS AND GOING CONCERN (continued)

As at December 31, 2025, the Company had not yet achieved profitable operations and had an accumulated deficit of $87,697,090 and expects to incur further losses in the development of its business. These events and conditions indicate that a material uncertainty exists that may cast substantial doubt on the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent on obtaining continued financial support, obtaining financing, or generating profitable operations in the future. Management is committed to raising additional capital to meet its obligations; however, additional debt and/or equity financing is subject to the global financial markets and economic conditions.

These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications that would be necessary if the going concern assumption was not appropriate. Any adjustments necessary to the consolidated financial statements if the Company ceases to be a going concern could be material.

2. BASIS OF PRESENTATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended March 31, 2025 (the "Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

These unaudited condensed interim consolidated financial statements consolidate the accounts of the Company and all of its subsidiaries. The Company has the following wholly owned subsidiaries: Triera Biosciences Ltd., 1000114904 Ontario Inc., Zentek USA Inc. and Albany Graphite Corp.

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

2. BASIS OF PRESENTATION (continued)

a) Changes in accounting policies

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended March 31, 2025 in addition to the new standards and amendments adopted as detailed below.

Certain IFRS Accounting Standards were issued that were mandatory for accounting periods beginning on or after April 1, 2025. Many have been excluded as management does not expect them to have a material effect. The following amendments are effective for the year beginning April 1, 2025:

IAS 21 - The Effects of Changes in Foreign Exchange Rates

In August 2023, the International Accounting Standards Board (IASB) issued narrow-scope amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, which were incorporated into Part I of the CPA Canada Handbook - Accounting in November 2023. The amendments specify how to determine whether a currency is exchangeable into another currency and how to determine the spot exchange rate when a currency lacks exchangeability.

A currency is exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

An entity assesses whether a currency is exchangeable into another currency at the measurement date and for a specified purpose. If an entity is able to obtain no more than an insignificant amount of the other currency at the measurement date for the specified purpose, the currency is not exchangeable into the other currency.

When a currency is not exchangeable into another currency at a measurement date, an entity is required to estimate the spot exchange rate as the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions.

When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, the amendments require an entity to disclose information that enables the users of the financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity's financial performance, financial position and cash flows, including the risks to which the entity is exposed because of the currency not being exchangeable into the other currency.

There was no material impact to the financial statement of the Company upon adoption of this standard.

b) Future changes in accounting standards

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Company has decided not to adopt early.

The following amendments are effective for the year beginning April 1, 2026:

Classification and Measurement of Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments)

The following amendments are effective for the year beginning April 1, 2027:

IFRS 18 Presentation and Disclosure in Financial Statements (New)

The Company is currently assessing the impact of these new accounting standards and amendments.

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

2. BASIS OF PRESENTATION (continued)

c) Significant judgements

In preparing the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2025, the Company applied the critical judgements and estimates disclosed in Note 3 of the Annual Financial Statements.

d) Convertible debentures

The Company's convertible debentures are segregated into their debt and equity elements at the date of issue, based on their initial fair values. The debt element of the instruments is classified as a liability, and recorded as the present value of the Company's obligation to make future interest payments in cash, and settle the redemption value of the instrument in cash or shares. The carrying value of the debt element is accreted to the original face value of the instruments, over their deemed life, using the effective interest method. The equity element equals the difference between the fair value of the convertible debenture as a whole and the fair value of the liability element.

On conversion, if the Company settles in shares, the carrying amount of the equity element and the carrying amount of the debt element, including any accrued interest, are reclassified to share capital. Alternatively, if the Company settles in cash, any gain/loss arising from extinguishment of the debentures are recorded in profit (loss) of the current year. Any gain/loss arising from the settlement of the equity element is recognized in equity.

In the event that the instruments are not converted and the conversion option expires at maturity, the Company accounts for the settlement of the instruments at redemption value, which is equal to the stated principal amount of the instruments. The debt element is derecognized, and the carrying amount of the equity element is reclassified to contributed equity. If the Company settles the debt element through issuance of shares, the redemption value of the debt element is credited to share capital.

3. ACCOUNTS AND OTHER RECEIVABLES

	December 31, 2025 $	March 31, 2025 $

HST recoverable	199,766	345,422
Other receivables	-	3,333
Accrued interest receivable on guaranteed investment certificates	-	62
Government grants receivable	169,832	-
Trade receivables	75,689	853,928
Total accounts and other receivables	445,287	1,202,745

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

4. INVENTORIES

	December 31,	March 31,
	2025	2025
	$	$

Raw materials	2,191,568	2,193,242
Finished goods	170,211	328,606
Allowance for impairment	(238,000)	(340,000)
Total inventories	2,123,779	2,181,848
Less: non-current portion	(1,285,351)	(1,294,339)
Total current portion of inventories	838,428	887,509

The change in the allowance for impairment of inventory in the amount of $(102,000) (March 31, 2025: $136,447) was recognized as an expense reduction and included in cost of sales.

The amount of inventories recognised as an expense and included in cost of sales for the three months ended December 31, 2025 was $90,188 (2024: $155,464) and for the nine months ended December 31, 2025 was $124,014 (2024: $388,384).

5. PROPERTY AND EQUIPMENT

The following is a reconciliation of changes in the balances of property and equipment for the nine-month period ended December 31, 2025.

	Property and Equipment	Right-of-use Assets	Total
Property and equipment as at March 31, 2025	4,983,878	295,004	5,278,882
Less: depreciation	(278,652)	(120,897)	(399,549)
Less: disposals	(82,979)	-	(82,979)
Less: property held for sale	-	-	-
Plus: purchases	2,020	-	2,020
Property and equipment as at December 31, 2025	4,624,267	174,107	4,798,374

The following is a reconciliation of gain on disposal of property and equipment for the nine-month period ended December 31, 2025.

Cost of disposed property and equipment	2,269,448
Accumulated amortization of disposed property and equipment	(308,363)
Net book value of disposed property and equipment	1,961,085
Net proceeds on disposition of property and equipment	2,366,936
Gain on disposal of property and equipment	405,851

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

5. PROPERTY AND EQUIPMENT (continued)

The following is a reconciliation of changes in the balances of property and equipment for the nine-month period ended

	Property and Equipment	Right-of-use Assets	Total
Property and equipment as at March 31, 2024	7,315,571	454,886	7,770,457
Less: depreciation	(340,309)	(120,459)	(460,768)
Less: property held for sale	(1,878,107)	-	(1,878,107)
Plus: purchases	1,397	-	1,397
Property and equipment as at December 31, 2024	5,098,552	334,427	5,432,979

The Company's property and equipment includes an asset under construction in the amount of $52,709 (March 31, 2025: $52,709) related to costs incurred for a production line at the silver-graphene oxide pilot plant. Depreciation was not recorded on assets under construction until they were put into use.

6. EXPLORATION AND EVALUATION PROPERTY

The 100%-owned Albany Graphite Deposit (the "Albany Property") consists of 521 mining claims held by the Company's subsidiary Albany Graphite Corp. and is located north of Lake Superior and southwest of James Bay in Northern Ontario, Canada. During the year ended March 31, 2013, the Company reached an agreement with the optionor pursuant to the following terms and conditions:

a) The Company will issue to the optionor a total of 1,250,000 common shares. Total shares remaining to be issued are 750,000 common shares valued at $472,500 based on their fair market value on the date of the agreement;

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) The agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

Albany Property	$
Balance at March 31, 2024	7,271,857
Expenditures capitalized	93,817
Balance at December 31, 2024	7,365,674

Balance at March 31, 2025	7,455,071
Expenditures capitalized	525,457
Balance at December 31, 2025	7,980,528

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2025 $	March 31, 2025 $
Trade payables	1,844,019	2,006,918
Accrued liabilities	889,870	439,346
Flow-through share subscribers' income tax	397,382	427,000
Part XII.6 tax payable	10,825	93,000
Total accounts payable and accrued liabilities	3,142,096	2,966,264

In January 2025, the Canada Revenue Agency ("CRA") completed its audit of the Company's 2018 and 2019 renunciation of certain Canadian exploration expenses ("CEE") in favour of subscribers of flow-through share private placements that closed on December 21, 2018 and December 20, 2019 (the "Flow-Through Financings") for aggregate proceeds of $4,210,000.

In February 2025, the Company received a Notice of Reassessment ("NOR") from CRA in respect of its 2018 Flow-Through Financing. This NOR assessed a reduction in amounts previously renounced and resulted in additional Part XII.6 tax of $59,693.

In October 2025, the Company received a Notice of Reassessment ("NOR") from CRA in respect of its 2019 Flow-Through Financing. This NOR assessed a reduction in amounts previously renounced and resulted in additional Part XII.6 tax of $22,482.

The Company has estimated its potential Part XII.6 liability as a result of the CRA audit to be $93,000. The reduction in previously provided renunciations may also result in an additional obligation for the Company to indemnify certain flow-through shareholders due to reductions in previously flowed through CEE deductions. Management has estimated this indemnification obligation to be $427,000.

A provision of $408,207 has been recognized for this liability and is included in accounts payable and accrued liabilities. $10,825 of this liability consists of management's estimate of Part XII.6 tax owing and $397,382 consists of management's estimate of the Company's indemnification obligation.

A continuity of the potential estimated liability associated with the CRA notices of reassessment is shown below:

Total estimated Part XII.6 liability	$93,000
Payments made to date	$(82,175)
Estimated Part XII.6 liability as at December 31, 2025	$10,825

Total estimated indemnification obligation	$427,000
Payments made to date	$(29,618)
Estimated indemnification obligation as at December 31, 2025	$397,382

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

8. LEASE LIABILITY

During the year ended March 31, 2021, the Company entered into a lease agreement for its manufacturing facility in Guelph, Ontario. The initial term of the lease was for three years commencing on February 1, 2021, subject to a right of extension. In July 2023, the Company acted upon the renewal option for an additional 36 months, extending to January 31, 2027.

The lease liability relates to the above noted agreement. The lease liability as at December 31, 2025 and March 31, 2025 is as follows:

	December 31,	March 31,
	2025	2025
	$	$

Lease liability	206,926	333,727
Less: current portion	(189,588)	(171,990)
Long-term portion	17,338	161,737

Interest expense recognised on the lease liability for the three and nine-month periods ended December 31, 2025 was $7,654 and $27,279 respectively (2024: $12,939 and $42,742).

9. LONG-TERM DEBT

Pursuant to an asset purchase agreement dated February 10, 2022, the Company acquired the land, building and chattels at 24 Corporate Court in Guelph, Ontario for cash consideration of $351,000 and assumed a mortgage of $1,949,000. The mortgage was assumed in a vendor-take-back agreement with the seller of the property who is an insignificant shareholder and not an insider of the Company. There are no financial covenants associated with this agreement. On April 1, 2023, the repayment terms were renegotiated to extend the amortisation period by an additional 12 months to March 1, 2025 and reduce the monthly installment from $85,504 to $43,764, including interest at 5% per annum. On October 1, 2023, the repayment terms were amended with payments moving to interest only for the next six months ending March 1, 2024. As a result, the loan repayment was further extended by seven months with a new maturity date of October 1, 2025. The Company did not consider this extension to be a substantial modification to the vendor-take-back agreement. On March 20, 2025, the Company and the lender agreed to suspend further payments, including interest only payments, until after the property held for sale closed.

	December 31,	March 31,
	2025	2025
	$	$

First mortgage payable in monthly installments of $43,764 including interest at 5% per annum. Balance fully repaid on May 15, 2025 using the proceeds from the sale of 24 Corporate Court.	-	346,747
Less current portion	-	(346,747)
Total long-term debt	-	-

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

10. CONVERTIBLE DEBENTURES

On April 9, 2025, the Company completed a non-brokered private placement (the "Offering") of debenture units (the "Debenture Units") through the issuance of 2,000 Debenture Units for gross proceeds of $2,000,000.

Each Debenture Unit consists of: (i) $1,000 principal amount of 5% secured convertible debentures of the Company (each, a "Convertible Debenture"); and (ii) 454 warrants (the "Warrants") to purchase common shares in the capital of the Company (the "Common Shares"). Each Convertible Debenture will mature on April 9, 2028, (the "Maturity Date") and bears interest at a rate of 5% per annum payable as a balloon payment on the Maturity Date. Each Convertible Debenture is convertible at the option of the holder, in whole or in part, into Common Shares, at any time prior to the Maturity Date at a conversion price of $2.20 per Common Share (the "Conversion Price"). The Company has the option to force the conversion of the Convertible Debentures into Common Shares at the Conversion Price at any time after the second anniversary of closing and prior to the Maturity Date in the event that the volume weighted average trading price of the Common Shares on the TSX Venture Exchange (the "TSXV") for the preceding 30 business days exceeds $4.40.

The Convertible Debentures are secured by the Company's interest in the Albany Property [Note 6], with a first ranking above all other creditors or loans by the Company.

The following inputs were used to fair value the debenture units and their associated components:

Terms of loan
Inception date	April 9, 2025
Valuation date	April 9, 2025
Maturity date	April 9, 2028
Term	3 years
Principal amount	$2,000,000
Coupon rate	5% per annum
Underlying share price	$1.42
Conversion price	$2.20
Conversion cap price (between April 9, 2027 and maturity date)	$4.40
Risk-free rate	2.47%
Volatility	66.16%
Market Inputs
CAD OIS Risk-free curve credit spread	11.05%

Valuation results
Fair value of the debt component	$1,555,334
Less: transaction costs	$(18,662)
Add: accretion expense	$84,939
Add: accrued interest	$72,603
Total value of the debt component as at December 31, 2025	$1,694,214

Fair value of the equity component
Embedded holder conversion option	$399,380
Embedded issuer's conversion option	$(4,833)
Free-standing warrants	$50,119
Less: transaction costs	$(5,335)
Total fair value of the equity component	$439,331

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

11. SHARE CAPITAL

(a) Share Capital

The Company is authorised to issue an unlimited number of common shares, with no par value.

During the nine months ended December 31, 2025, the Company completed a private placement in which a total of 2,338,893 units were issued at $1.06 per unit for gross proceeds of $2,479,227. Each unit consisted of one common share; one-half of one common share purchase Series A warrant with each whole Series A warrant exercisable at $1.50 for a period of two years; and one-half of one common share purchase Series B warrant with each whole Series B warrant exercisable at $2.00 for a period of three years. The Series A warrants are subject to an acceleration clause such that if the closing price of the Company's common shares on the TSX Venture Exchange is at least $2.00 for a period of 10 consecutive trading days, the Series A expiry date can be accelerated to such day that is no less than thirty days from the date notice is given by the Company of such accelerated expiry. The Series B warrants are subject to an acceleration clause such that if the closing price of the Company's common shares on the TSX Venture Exchange is at least $3.00 for a period of 10 consecutive trading days, the Series B expiry date can be accelerated to such day that is no less than thirty days from the date notice is given by the Company of such accelerated expiry. Unit issue costs of $84,941 associated with this private placement consisted of cash finder fees, finder warrants entitling the holders thereof to purchase an aggregate of 33,424 units at a price of $1.06 per unit until October 22, 2027 and legal fees.

During the nine months ended December 31, 2025, the Company issued 410,633 common shares in connection with the exercise of 642,084 options (2024: 1,027,465 common shares on exercise of 1,325,000 options). The carrying value of the options, being $213,742 (2024: $234,000), was removed from share-based payment reserve and added to share capital. Of the 642,084 (2024: 1,325,000) options exercised, 542,084 (2024: 1,025,000) were exercised using a "cashless" exercise method whereby 231,451 (2024: 297,535) fewer shares were issued than exercised as compensation for the $323,467 (2024: $410,000) that would have otherwise been received by the Company upon exercise.

During the nine months ended December 31, 2025, the Company also issued 225,154 (2024: nil) common shares for gross proceeds of $250,595 (2024: nil) through an at-the-market offering.

During the nine months ended December 31, 2024, the Company completed a private placement in which a total of 2,361,500 units were issued at $1.30 per unit for gross proceeds of $3,069,950. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $3.00 per a period of two years. Unit issue costs associated with this private placement totaled $73,624.

On August 14, 2024, the Company announced a normal course issuer bid for up to 5,084,319 common shares of the Company over a period of one year, being approximately 5% of the Company's issued and outstanding common shares, with up to 2,033,727 common shares of the Company purchasable over any 30-day period, being 2% of the Company's issued and outstanding common shares. During the nine months ended December 31, 2025, the Company purchased, and subsequently cancelled, nil (2024: 102,900) of its own common shares at a cost of $nil (2024: $142,866).

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

11. SHARE CAPITAL (continued)

(b) Share Purchase Warrants

Details of share purchase warrants outstanding as at December 31, 2025 are as follows:

Expiry Date	Exercise Price $	Grant Date Fair Value $	December 31, 2025 #

August 19, 2026	3.00	89,737	1,180,750
October 22, 2027	1.50	245,753	1,169,443
April 9, 2028	2.20	42,393	908,000
October 22, 2027	1.06	22,701	33,424
October 22, 2028	2.00	242,092	1,169,443
Less warrant value included in convertible debentures reserve		(42,393)	-
		600,283	4,461,060

The following is a summary of warrants activity for the periods ended December 31, 2025 and March 31, 2025:

	Nine months ended		Year ended
	December 31, 2025		March 31, 2025
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of period	1,180,750	3.00	-	-
Granted	3,280,310	1.87	1,180,750	3.00
Exercised	-	-	-	-
Expired	-	-	-	-
Balance, end of period	4,461,060	2.17	1,180,750	3.00

The grant date fair value of the 1,180,750 warrants was $0.08. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 49%; risk-free interest rate of 3.3%; and expected life of 2 years.

On April 9, 2025, the Company issued 908,000 warrants which were valued at $42,393 as part of the issuance of convertible debentures. This value has been included in the convertible debentures reserve on the statement of financial position.

On October 22, 2025, the Company issued 1,169,443 share purchase warrants as part of a private placement financing with an exercise price of $1.50 and an expiry date of October 22, 2027. The grant date fair value of these warrants was $0.30. The fair value of these warrants was estimated on the grant date using the Monte Carlo simulation with the following assumptions: expected dividend yield of 0%; expected volatility of 78%; risk-free interest rate of 2.2%; and expected life of 2 years.

On October 22, 2025, the Company issued 1,169,443 share purchase warrants as part of a private placement financing with an exercise price of $2.00 and an expiry date of October 22, 2028. The grant date fair value of these warrants was $0.30. The fair value of these warrants was estimated on the grant date using the Monte Carlo simulation with the following assumptions: expected dividend yield of 0%; expected volatility of 71%; risk-free interest rate of 2.3%; and expected life of 3 years.

On October 22, 2025, the Company issued 33,424 finder warrants as part of a private placement financing with an exercise price of $1.06 and an expiry date of October 22, 2027. The grant date fair value of these warrants was $0.68.

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

11. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve

During the nine month period ended December 31, 2025, the Company issued 1,579,000 stock options to a number of consultants, employees, officers and directors at an exercise price of $1.06. The grant date fair value of these stock options was $927,879. The vesting period for the stock options issued was as follows: 504,583 at the date of issuance; 504,583 after 12 months from the date of issuance; 504,583 after 24 months from the date of issuance; and 65,250 after 36 months from the date of issuance.

During the nine month period ended December 31, 2024, the Company issued 2,000,000 stock options to a number of consultants, employees and directors at exercise prices ranging from $1.42 to $1.52. The grant date fair value of these stock options was $1,802,247. The vesting period for the stock options issued was as follows: 621,250 at the date of issuance; 661,250 after 12 months from the date of issuance; 621,250 after 24 months from the date of issuance; and 96,250 after 36 months from the date of issuance.

In addition, during the nine month period ended December 31, 2024, the Company's subsidiary, Triera Biosciences Ltd. ("Triera"), issued 5,000 stock options to a consultant at an exercise price of $1.00. The grant date fair value of these stock options was determined to be trivial and no stock-based compensation was recorded in relation to these options. The vesting period for the Triera stock options issued was as follows: 1,667 on June 1, 2024; 1,667 on June 1, 2025; and 1,666 on June 1, 2026.

The grant date fair value of the stock options was calculated using the Black-Scholes option pricing model. A summary of the inputs used to value the options issued during the nine months ended December 31 is presented below:

	Triera		The Company
	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024

Expected dividend yield	N/A	0%	0%	0%
Expected volatility	N/A	98% to 120%	70% to 78%	62% to 77%
Expected forfeiture rate	N/A	0%	7%	7%
Risk-free interest rate	N/A	4.50%	2.4% to 2.7%	4.0% to 4.5%
Expected life	N/A	3 years	3 to 5 years	3 to 5 years

The Company's computation of expected volatility for the nine months ended December 31, 2025 and 2024 is based on the Company's market close price over a prior period equal to the expected life of the options except for the volatility of the Triera options which is based on a comparable publicly traded company.

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognised as compensation expense and under capital stock as share-based payment reserve:

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024
	$	$	$	$

Share-based compensation expense	530,582	258,017	721,447	1,250,254

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

11. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

Stock option and share-based payment activity of the Company for the periods ended December 31, 2025 and March 31, 2025 are summarised as follows:

	Nine months ended		Year ended
	December 31, 2025		March 31, 2025
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of period	6,123,334	2.32	7,098,334	2.37
Granted	1,579,000	1.06	2,000,000	1.52
Exercised	(642,084)	0.57	(1,700,000)	0.45
Expired	(1,251,250)	3.02	(1,275,000)	3.84
Balance, end of period	5,809,000	2.02	6,123,334	2.32

At December 31, 2025, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Dec 31,	Contractual	Price	as at Dec 31,	Price
CAD$	2025	Life (years)	CAD$	2025	CAD$
$1.01 - $4.00	4,784,000	3.23	$1.54	3,077,084	$1.71
$4.01 - $5.67	1,025,000	1.04	$4.27	1,025,000	$4.27
Totals	5,809,000	2.85	$2.02	4,102,084	$2.35

At March 31, 2025, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Mar 31,	Contractual	Price	as at Mar 31,	Price
CAD$	2025	Life (years)	CAD$	2025	CAD$
$0.40 - $1.00	633,334	0.28	$0.55	633,334	$0.55
$1.01 - $4.00	4,465,000	2.75	$2.12	3,135,416	$2.37
$4.01 - $5.67	1,025,000	1.79	$4.27	1,025,000	$4.27
Totals	6,123,334	2.33	$2.32	4,793,750	$2.54

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

11. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

Stock option and share-based payment activity of the Company's subsidiary, Triera, for the periods ended December 31, 2025 and March 31, 2025 are summarised as follows:

	Nine months ended		Year ended
	December 31, 2025		March 31, 2025
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of period	190,000	1.00	195,000	1.00
Granted	-	-	5,000	1.00
Exercised	-	-	-	-
Expired	-	-	(10,000)	1.00
Balance, end of period	190,000	1.00	190,000	1.00

At December 31, 2025, outstanding options to acquire common shares of the Company's subsidiary, Triera, were as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Dec 31,	Contractual	Price	as at Dec 31,	Price
CAD$	2025	Life (years)	CAD$	2025	CAD$
$0.00 - $1.00	190,000	2.54	$1.00	188,333	$1.00

At March 31, 2025, outstanding options to acquire common shares of the Company's subsidiary, Triera, were as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Mar 31,	Contractual	Price	as at Mar 31,	Price
CAD$	2025	Life (years)	CAD$	2025	CAD$
$0.00 - $1.00	190,000	3.22	$1.00	186,666	$1.00

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

11. SHARE CAPITAL (continued)

(d) Restricted Stock Units

On October 1, 2025, the Company issued 654,000 restricted stock units ("RSUs") to a number of officers, directors and employees with a vesting date of October 1, 2026. The grant date fair value of these RSUs was $0.36. The fair value of these RSUs was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; risk-free interest rate of 2.32%; expected volatility of 86%; and expected life of 1 year.

On November 25, 2025, the Company issued 425,000 restricted stock units ("RSUs") to a number of officers and directors with a vesting date of November 25, 2026. The grant date fair value of these RSUs was $0.36. The fair value of these RSUs was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; risk-free interest rate of 2.29%; expected volatility of 84%; and expected life of 1 year.

12. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	December 31, 2025 $	December 31, 2024 $
Accounts and other receivables	757,458	43,036
Inventories	160,069	71,121
Prepaids and deposits	43,270	196,850
Accounts payable and accrued liabilities	175,832	874,740
Total change in non-cash working capital balances	1,136,629	1,185,747

During the nine months ended December 31, 2025, 542,084 (2024: 1,025,000) stock options were exercised using a "cashless" exercise method whereby 231,451 (2024: 297,535) fewer shares were issued than options exercised as compensation for the $323,467 (2024: $410,000) in cash that would have otherwise been received by the Company upon exercise.

Cash and cash equivalents are comprised of:

	December 31,	March 31,
	2025	2025
	$	$

Cash in bank	1,801,175	121,481
Cashable guaranteed investment certificate, redeemed	-	-
Total cash and cash equivalents	1,801,175	121,481

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

13. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company defines key management personnel as its key executive management and Board of Directors. In addition to their salaries, the Company provides a benefit plan and other allowances to its key management personnel. Key management personnel are also granted stock options at the discretion of the Board of Directors.

On September 3, 2025, the Company's CEO resigned his position as CEO and as a member of the Board of Directors effective immediately, to become the full-time CEO of Altek Advanced Materials Inc. ("Altek"), a Nevada incorporated private company focused on the commercialization of advanced material technologies in the United States of which the Company's former CEO owns more than a 50% beneficial equity interest. The Company has entered into a non-arm's length, binding letter of intent with Altek to negotiate one or more non-exclusive licensing agreements relating to the Company's various technologies. On October 6, 2025, the Company's Chief Science Officer joined the board of Altek as a director.

The remuneration of key management personnel during the three and nine months ended December 31, 2025 and 2024 were as follows:

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024
	$	$	$	$

Directors fees	63,125	63,125	185,624	189,375
Salaries and benefits	289,583	244,576	765,416	781,451
Share-based compensation	433,992	204,167	634,999	1,030,249
Total remuneration of key management personnel	786,700	511,868	1,586,039	2,001,075

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

14. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations.

b) Research Agreements

The Company has entered various agreements with arms' length parties pertaining to ongoing science efforts in pursuit of research and/or development and intellectual property with the objective of profitably bringing products to market. Many of the counterparties to these agreements are Canadian universities and affiliated individuals. These agreements can be generalized as having 'no fault' termination clauses regarding ongoing commitments and future liability when the Company determines that the pursuit becomes ineffective or unlikely to result in a profitable or commercially-viable product.

Under certain of these technology license agreements with Canadian universities, the Company has an obligation to pay royalties on revenues from any subject technologies. No such revenues have been earned to date.

c) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements. Although there can be no assurance that any particular claim will be resolved in the Company's favour, management does not believe that the outcome of any claim or potential claims of which it is currently aware will have a material adverse effect on the Company. The trial commenced on October 21, 2024 and closing submissions were held on January 17, 2025. No final judgement has been received at the time of release of these financial statements.

15. NET LOSS PER SHARE

Basic net loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the three and nine months ended December 31, 2025 is 106,758,061 and 105,357,533 respectively (2024: 104,075,592 and 102,559,964). Diluted net loss per share figures are calculated after taking into account all warrants and stock options granted. For the three and nine months ended December 31, 2025 and December 31, 2024, all stock options and warrants were excluded from the diluted per share amounts as their effect is anti-dilutive in loss periods.

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

16. GOVERNMENT GRANTS

The Company has entered into an agreement with Critical Minerals Innovation Fund under which the Company is entitled to receive assistance and cost recoveries to a maximum of $500,000 for work on Albany Graphite purification and anode material development project.

The Company subsidiary, Triera Bioscience Ltd. had been awarded a $1,100,000 Government of Canada contract to test multivalent aptamer technology for the rapid drug discovery of therapeutics or prophylactics of highly pathogenic avian influenza ("HPAI") A(H5N1). On April 23, 2025, the Company announce that it had completed the first phase of the contract by delivering a lead candidate countermeasure for A(H5N1) and has now moved to the testing phase of the project.

Government grants received or receivable during the three and nine months ended December 31, 2025 and 2024 were as follows:

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024
	$	$	$	$

Government of Canada Contract (Phase 2)	52,071	-	52,071	-
Critical Minerals Innovation Fund	332,768	-	419,005	-
Total government grants received or receivable	384,838	-	471,076	-

17. OTHER EXPENSES

	Three months Ended December 31, 2025 $	Three months Ended December 31, 2024 $	Nine months Ended December 31, 2025 $	Nine months Ended December 31, 2024 $
Automotive	443	8,032	10,833	21,235
Bank fees	11,611	1,242	15,220	3,033
Dues and subscriptions	6,436	10,551	22,143	29,763
Freight and delivery	3,676	2,990	36,364	7,402
Meals and entertainment	3,693	9,773	17,941	27,773
Other expenses	3,224	4,902	12,433	16,463
Property taxes	9,215	8,447	26,393	25,231
Repairs and maintenance	21,614	13,116	44,884	30,636
Telephone	4,503	6,441	14,691	16,257
Utilities	2,643	6,534	13,372	5,507
Total other expenses	67,058	72,028	214,274	183,300

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

18. COMPARATIVE FIGURES

During the year ended March 31, 2025, the Company adopted segment reporting as a result of revenue being recognized in an additional segment. This resulted in a change to the presentation on the Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss where cost of sales is now being disclosed. The comparative figures have been restated to reflect the change in segment reporting with cost of sales increasing by $155,464 and $388,384 and supplies and materials decreasing by $155,464 and $388,384 for the three and nine months ended December 31, 2024 respectively.

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

19. SEGMENTED INFORMATION

The Company's operating segments are organized into the following reportable segments:

- Intellectual Property Development - Includes manufacturing and distribution of graphene related products.

- Biotech - Includes service revenue generated through aptamer technology.

- Albany Project - Includes the exploration and evaluation asset and mineral exploration activities.

- Unallocated Corporate Costs - Includes corporate activities and certain unallocated costs.

Performance of each reportable segment is measured based on profit before finance costs and income tax, as included in the internal management reports that are reviewed by the Company's Chief Operating Decision Makers, being the Board of Directors and senior leadership team. Segment profit (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on third-party rates.

Information regarding the results of each reportable segment is included below. Inter-company amounts, which represent items purchased and sold between different segments, have been presented within the segment disclosure and are eliminated to arrive at the consolidated amounts.

	IP Development		BioTech		Albany Project		Unallocated Corporate		Total
For the nine months ended Dec 31	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
External net sales	129,281	58,899	-	-	-	-	-	-	129,281	58,899
Cost of sales	124,014	388,384	-	-	-	-	-	-	124,014	388,384
Gross Margin (Loss)	5,267	(329,485)							5,267	(329,485)
Depreciation and amortization	399,549	460,768	-	-	-	-	-	-	399,549	460,768
Interest Expense	106,743	272,742	-	-	-	-	-	-	106,743	272,742
Net loss	(4,110,750)	(5,112,412)	(491,715)	(830,131)	(398,960)	(16,791)	(1,240,265)	(2,240,653)	(6,241,690)	(8,199,987)
Segment assets	9,042,473	11,535,802	1,989	29,472	8,339,462	7,460,098	-	-	17,383,924	19,025,372
Segment liabilities	3,522,302	1,889,675	282,083	152,083	743,406	-	495,445	786,509	5,043,236	2,828,267
Capital expenditures	2,020	1,397	-	-	525,456	93,817	-	-	527,476	95,214

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) AS AT DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025 AND 2024

20. SUBSEQUENT EVENTS

On January 12, 2026, 750 stock options were exercised at $1.06 per option resulting in proceeds of $795 to the Company.

On January 29, 2026, the Company announced the departure of its Chief Science Officer. The responsibilities of the Chief Science Officer role have been redistributed across the existing technical leadership team.